
03058365



Annual Report 2002


APPALACHIAN
BANCSHARES
INC.



Appalachian Bancshares, Inc. is a bank holding company headquartered in Ellijay, Georgia. Its wholly-owned subsidiaries, Gilmer County Bank, Appalachian Community Bank of Blairsville, and Appalachian Community Bank of Blue Ridge, provide a full range of community banking services to individuals and small to medium-sized businesses.

The banks draw most of their customer deposits and conduct most of their lending transactions from and within a primary service area in North Georgia encompassing Gilmer, Union, Fannin and Towns counties.



APPALACHIAN
BANCSHARES
INC.



Net Income
(in thousands)
3,000
2,500
2,000
1,500
1,000
500
0
-500
1995
1996
1997
1998
1999
2000
2001
2002



Shareholders' Equity
(in thousands)
30,000
25,000
20,000
15,000
10,000
5,000
0
1995
1996
1997
1998
1999
2000
2001
2002



Total Deposits
(in thousands)
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
1995
1996
1997
1998
1999
2000
2001
2002



Total Loans
(in thousands)
300,000
250,000
200,000
150,000
100,000
50,000
0
1995
1996
1997
1998
1999
2000
2001
2002

Dear Shareholders, Customers, and Friends,



Our beautiful mountains and streams, as well as our proximity to the Atlanta metropolitan area, provide an atmosphere that integrates work, family, and fun as a normal way of life. Appalachian Bancshares, Inc. is dedicated to empowering the people of our communities, through providing superior financial services, to enjoy this highly sought after balance between making a living, immediate access to nature and its solitude, or a "night on the town".

The North Georgia region continues to experience phenomenal economic growth, outpacing most of the nation. Appalachian Bancshares, Inc. is strategically positioned on one of the most vibrant growth corridors, along Appalachian Developmental Highway 515, beginning in Gilmer County and reaching north into both Fannin and Union Counties. We believe our community banks, Gilmer County Bank, Ellijay, Appalachian Community Bank, Blue Ridge, and Appalachian Community Bank, Blairsville, are major sources of economic empowerment for the markets in which we serve.

We are pleased to announce record earnings for fiscal year ended December 31, 2002. The Company's net earnings were $2,668,008 for the year ended December 31, 2002 compared to $2,538,098 for the year ended December 31, 2001, an increase of $129,910 or 5.12%. Earnings per share were $0.90 and $0.89 for the years ended December 31, 2002 and December 31, 2001, respectively. Diluted earnings per share were $0.84 and $0.82 for the years ended December 31, 2002 and December 31, 2001, respectively.


APPALACHIAN
BANCSHARES
INC.

A special thanks to our Staff, Officers, and Directors who have put forth a resounding extra effort during 2002 to provide excellent service, increase our market share, and increase earnings during a challenging economic period.

The directors, management, and staff of your company are dedicated to continually look for ways to enhance shareholder value. We desire your continued support and input that will empower your company to continue being a valuable asset to you and our communities.


Gilmer
County Bank

We know some wonderful people who make our communities their home. You will enjoy meeting some of them in the next pages of this annual report. As you will see they have discovered the balance between work, family, and fun.


APPALACHIAN
COMMUNITY
BANK

Sincerely,



Tracy R. Newton
President & CEO


The Nineteenth Hole
PLAZA


SMALL
MEDIUM
LARGE
PARENT
PLEASE ACCO
YOUR CHILD
TO THE BUF


John Smith
120 Jackson Street
Ellijay, Georgia 30540

Empowering businesses through a variety of commercial checking accounts – just one of the many products we offer to smooth out the financial end of workday operations.

We don't just offer business accounts, we make it easy for you to access your accounts electronically and by tailoring our business hours for your convenience.

Empowering your business.

Balancing the different aspects of your life can be a challenge – a challenge made easier by our banking staff and the products we offer. Since March of 1995, we have been providing financial services for new and existing businesses in North Georgia. Nothing excites us more than helping a new business establish itself in the community – unless, of course, it is being involved in assisting an existing one realize its' full potential. From start-up to finish – from basic business checking and initial funding to credit lines for expansion – and everything in between, we're here for you. You have the knowledge, skill, and desire – we can help with the rest. We are confident in you, you have our permission to succeed!


Quicke
Q720


Tyvek
HomeWrap

Empowering your family.

Family – the people you want to have an incredibly positive impact on – the ones you attempt to balance everything else around. You want to empower them with love and provide all they need to live a happy and fulfilling life. Our staff is experienced in helping families achieve their goals. We celebrate your successes. Let us use our years of experience when you're ready to purchase or construct your home, finance a child's education, or get a new set of wheels – and we'll tailor it all to your individual family requirements. All you'll need to supply is the love!

More time is what you really need with your family, doing the things you enjoy. Take the hassle out of account balancing, transferring funds, and obtaining general information concerning your accounts and transactions. Our On-line Banking and AnyTime Access Services eliminate time-consuming bookkeeping chores.








Gilmer
County Bank
4828 0056 1234
4121
GOOD THRU 01/06
JOHN SMITH
VISA

The Home Equity Visa from Gilmer County Bank and Appalachian Community Bank has given customers exceptional buying power, with credit lines of up to 80% of the appraised value of their home. It can be used anywhere VISA is accepted and to receive cash advances directly from an ATM.

Empowering your life.

What's important to you? Your business? Your family? Certainly! Add another important element to balance – that of taking time to do the things you enjoy. North Georgia and the Southeast have wonderful recreational opportunities. God has given us a beautiful place to live and work. There's a whole world around you – we can help you enjoy it to the fullest.

From the Chairman



The uncertainty of the economy, prospects of war, as well as new regulatory rules for corporations have been in the forefront of our minds during 2002. I am pleased that the directors, officers, and staff of our company have stepped up to meet these challenges with an all out, concerted effort.

As chairman, I am pleased to report to you as 'stakeholders', that the board and management have taken many additional steps during 2002 to ensure that our decisions are based on time tested, sound business principles. These principles are designed to provide a solid foundation for future controlled growth of the company.

It is the board's desire to create a business atmosphere that will empower our officers and staff to provide safe and sound banking services to our customers while returning a fair profit to the shareholders.

We believe that strong family values make strong communities. Strong communities create a positive environment where we can enjoy our work, our families, and our region's abundant natural resources. Appalachian Bancshares, Inc. is proud to be a part of such a community.

As always, please feel free to call on any of the Directors of Appalachian Bancshares, Inc. for more information about our company.

Sincerely,



J. Ronald Knight
Chairman, Board of Directors

Our Leadership.

Appalachian Bancshares, Inc. Board of Directors (above, l-r)
Frank Jones, Roger Futch, Joe Sisson, Kenny Warren, Ronald Knight, Joe Hensley, Alan Dover,
Tracy Newton, Charles Edmondson

Gilmer County Bank, County Board of Directors (top next page, l-r)
Wally Stover, Dorothy Logan, Kenny Warren, Alan May

Appalachian Community Bank, Blairsville, County Board of Directors (middle next page, l-r)
Gary Davenport, Myron Turner, Ken Castle, Frank Jones

Appalachian Community Bank, Blue Ridge, County Board of Directors (bottom next page, l-r)
Charles Edmondson, Ruth Jordan, Melissa Lillard, Jim Sisson


APPALACHIAN
BANCSHARES
INC.



Gilmer
County Bank


APPALACHIAN
COMMUNITY
BANK


APPALACHIAN
BANK




FUTURE HOME OF
APPALACHIAN
COMMUNITY
BANK
Community is Our Middle Name




APPALACHIAN
COMMUNITY
BANK



Appalachian Bancshares, Inc. Executive Officers
Virginia Cochran, Tracy Newton and Alan May


APPALACHIAN
BANCSHARES
INC.

Appalachian Community Bank Executive Officers
(first row, l-r) Darren Cantlay, Virginia Cochran, Alan May
(second row, l-r) Ken Castle, David Boulware, Ruth Jordan, Tracy Newton








APPALACHIAN
COMMUNITY
BANK

Our staff.

The success of Appalachian Bancshares simply wouldn't be possible without the hard-working, friendly staff who ensure that we meet and exceed the expectations of our customers. Thanks, team, for another great year!





Independent Auditors' Report

To the Board of Directors and Shareholders
Appalachian Bancshares, Inc. and Subsidiaries
Ellijay, Georgia

We have audited the accompanying consolidated statements of financial condition of Appalachian Bancshares, Inc. (a Georgia corporation) and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Appalachian Bancshares, Inc. and subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* which was adopted by the Company as of January 1, 2002.

Birmingham, Alabama
February 11, 2003

Schauer Taylor Cox Vise Morgan & Fowler, P.C.

Schauer Taylor Cox Vise Morgan & Fowler, P.C.

Consolidated Statements of Financial Condition

	2002	2001
Assets		
Cash and due from banks	$ 14,701,857	$ 3,598,304
Interest-bearing deposits with other banks	8,398,840	745,954
Federal funds sold	7,756,000	3,214,000
Cash and Cash Equivalents	30,856,697	7,558,258
Securities available-for-sale	40,374,902	49,393,717
Loans, net of unearned income	298,063,055	250,569,296
Allowance for loan losses	(3,237,898)	(2,995,362)
Net Loans	294,825,157	247,573,934
Premises and equipment, net	8,771,352	6,845,430
Accrued interest	2,240,920	2,498,992
Cash surrender value on life insurance	2,483,243	2,369,866
Intangibles, net	2,081,264	1,991,891
Other assets	2,390,550	1,446,923
Total Assets	$ 384,024,085	$ 319,679,011
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing	$ 21,897,058	$ 16,833,584
Interest-bearing.	294,385,698	247,194,423
Total Deposits	316,282,756	264,028,007
Short-term borrowings	5,928,624	3,664,699
Accrued interest	976,156	1,266,946
Long-term debt	34,735,714	29,653,571
Other liabilities	481,546	474,598
Total Liabilities.	358,404,796	299,087,821
Shareholders' Equity		
Common stock, par value $0.01 per share, 20,000,000 shares authorized, 3,327,160 shares issued in 2002 and 3,134,670 shares issued in 2001	33,272	31,347
Paid-in capital	16,428,767	14,926,333
Retained earnings	10,495,901	7,827,893
Accumulated other comprehensive income (loss): net unrealized holding gains (losses) on securities available-for-sale, net of deferred income tax	449,050	60,822
Treasury stock, 200,553 and 253,000 shares at cost	(1,787,701)	(2,255,205)
Total Shareholders' Equity	25,619,289	20,591,190
Total Liabilities and Shareholders' Equity	$ 384,024,085	$ 319,679,011

Consolidated Statements Of Income

	2002	2001	2000
Interest Income			
Interest and fees on loans	$ 20,385,750	$ 22,111,485	$ 19,603,418
Interest on investment securities:			
Taxable securities	1,646,592	1,743,440	1,702,529
Nontaxable securities	790,127	536,689	426,619
Interest on deposits in other banks	13,039	4,891	30,363
Interest on federal funds sold	78,941	366,870	207,125
Total Interest Income	22,914,449	24,763,375	21,970,054
Interest Expense			
Interest on deposits	9,352,768	11,294,581	10,919,158
Interest on federal funds purchased and securities sold under agreements to repurchase	76,968	100,124	389,080
Interest on long-term debt	1,995,652	2,280,122	2,017,015
Total Interest Expense	11,425,388	13,674,827	13,325,253
Net Interest Income	11,489,061	11,088,548	8,644,801
Provision for loan losses	1,028,000	1,294,500	921,940
Net Interest Income After Provision For Loan Losses	10,461,061	9,794,048	7,722,861
Noninterest Income			
Customer service fees	1,058,298	661,715	504,131
Insurance commissions.	77,987	60,665	45,566
Other operating income	1,493,225	668,645	619,911
Investment securities gains (losses)	285,525	146,976	(10,774)
Total Noninterest Income	2,915,035	1,538,001	1,158,834
Noninterest Expenses			
Salaries and employee benefits	4,755,882	3,743,849	2,890,930
Occupancy expense	615,826	511,810	331,332
Furniture and equipment expense	921,571	457,306	375,673
Other operating expenses	3,408,869	3,118,398	2,782,551
Total Noninterest Expenses	9,702,148	7,831,363	6,380,486
Income before income taxes	3,673,948	3,500,686	2,501,209
Income tax expense	1,005,940	962,588	871,778
Net Income	$ 2,668,008	$ 2,538,098	$ 1,629,431
Earnings Per Common Share			
Basic	$ 0.90	$ 0.89	$ 0.59
Diluted	0.84	0.82	0.55
Cash Dividends Declared Per Common Share	0.00	0.00	0.00
Weighted Average Shares Outstanding			
Basic	2,979,806	2,859,683	2,755,255
Diluted	3,189,108	3,081,276	2,968,926

Consolidated Statements Of Shareholders' Equity

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance at December 31, 1999	$ 6,945,610	$ 3,030,196	$ 3,660,364	$ (787,396)	$ (428,000)	$ 12,420,774
Net income 2000	—	—	1,629,431	—	—	1,629,431
Unrealized gains on available-for-sale securities, net of reclassification adjustment, net of tax of $425,490	—	—	—	784,302	—	784,302
Comprehensive income	—	—	—	—	—	2,413,733
Purchase of Treasury Stock	—	—	—	—	(1,827,205)	(1,827,205)
Change of par value from $5.00 to $0.01	(6,917,828)	6,917,828	—	—	—	—
Public offering sale of stock, net of issuance costs	3,066	4,359,081	—	—	—	4,362,147
Proceeds from sale of common stock to 401(k) plan	242	292,596	—	—	—	292,838
Proceeds from exercise of options	12	7,188	—	—	—	7,200
Balance at December 31, 2000	31,102	14,606,889	5,289,795	(3,094)	(2,255,205)	17,669,487
Net income 2001	—	—	2,538,098	—	—	2,538,098
Unrealized gains on available-for-sale securities, net of reclassification adjustment, net of tax of $31,379	—	—	—	63,916	—	63,916
Comprehensive income	—	—	—	—	—	2,602,014
Proceeds from sale of common stock to 401(k) plan	206	287,102	—	—	—	287,308
Proceeds from exercise of options	39	32,342	—	—	—	32,381
Balance at December 31, 2001	31,347	14,926,333	7,827,893	60,822	(2,255,205)	20,591,190

Consolidated Statements Of Cash Flows

	2002	2001	2000
Operating Activities			
Net income	$ 2,668,008	$ 2,538,098	$ 1,629,431
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, amortization, and accretion, net	1,171,023	861,950	556,373
Provision for loan losses	1,028,000	1,294,500	921,940
Deferred tax (benefit) expense	(49,000)	(181,725)	110,343
Realized security (gains) losses, net	(285,525)	(146,976)	10,774
Loss on disposition of other real estate	40,757	47,124	—
Increase in cash surrender value on life insurance	(113,377)	(114,510)	(110,062)
(Increase) decrease in accrued interest receivable	258,072	(44,913)	(712,093)
(Decrease) increase in accrued interest payable	(290,790)	(94,950)	545,908
Other, net	(51,421)	183,274	334,278
Net Cash Provided By Operating Activities	4,375,747	4,341,872	3,286,892
Investing Activities			
Proceeds from sales of securities available-for-sale	12,597,325	7,777,064	10,282,289
Proceeds from maturity, calls and paydown of securities available-for-sale	34,322,603	19,540,135	1,151,386
Purchase of securities available-for-sale	(37,442,014)	(44,027,017)	(8,405,098)
Net increase in loans to customers	(49,462,737)	(37,068,598)	(45,726,054)
Capital expenditures, net	(2,605,882)	(878,572)	(3,230,277)
Proceeds from disposition of foreclosed real estate	236,615	42,715	—
Net Cash Used In Investing Activities	(42,354,090)	(54,614,273)	(45,927,754)
Financing Activities			
Net increase in demand deposits, NOW accounts, and savings accounts	45,209,010	17,041,106	1,670,288
Net increase in certificates of deposit	7,045,739	32,818,078	25,768,879
Net increase (decrease) in short-term borrowings	2,263,925	819,344	(3,288,652)
Issuance of long-term debt	23,000,000	—	38,600,000
Repayment of long-term debt	(17,917,857)	(4,884,524)	(21,026,191)
Issuance of common stock	889,260	319,689	4,662,185
Sale of treasury stock	786,705	—	—
Purchase of treasury stock	—	—	(1,827,205)
Net Cash Provided By Financing Activities	61,276,782	46,113,693	44,559,304
Net Increase (Decrease) in Cash and Cash Equivalents	23,298,439	(4,158,708)	1,918,442
Cash and Cash Equivalents at Beginning of Year	7,558,258	11,716,966	9,798,524
Cash and Cash Equivalents at End of Year	$ 30,856,697	$ 7,558,258	$ 11,716,966

Selected Consolidated Financial Data

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands except per share data and ratios)				
Earnings Summary					
Interest income	$ 22,914	$ 24,763	$ 21,970	$ 16,139	$ 11,271
Interest expense	11,425	13,675	13,325	9,139	6,498
Net interest income	11,489	11,088	8,645	7,001	4,773
Provision for loan losses	1,028	1,294	922	880	300
Non-interest income	2,915	1,538	1,159	845	529
Non-interest expense	9,702	7,831	6,380	5,561	3,221
Applicable income taxes	1,006	963	872	139	572
Net income	2,668	2,538	1,629	1,266	1,208
Per Share Data					
(Retroactively adjusted to give effect to stock splits)					
Net income - basic	$ 0.90	$ 0.89	$ 0.59	$ 0.48	$ 0.52
Net income - diluted	0.84	0.82	0.55	0.44	0.49
Cash dividends declared per common share	0.00	0.00	0.00	0.00	0.00
Selected Period End Balances					
Total assets	384,024	319,679	270,943	223,315	189,745
Loans	298,063	250,569	214,124	169,106	129,831
Securities	40,375	49,394	32,541	28,536	21,940
Earning assets	354,593	303,923	253,263	207,501	176,789
Deposits	316,283	264,028	214,169	186,730	163,861
Long-term borrowings	34,736	29,654	34,539	16,964	11,007
Shareholders' equity	25,619	20,591	17,669	12,421	11,480
Shares outstanding	3,127	2,882	2,857	1,345	1,323
Selected Average Balances					
Total assets	354,164	299,167	259,799	203,703	131,079
Loans	276,733	234,031	204,436	150,691	95,353
Securities	50,933	40,462	34,393	33,192	23,862
Earning assets	333,777	280,884	243,038	191,540	123,663
Deposits	290,961	241,933	206,787	175,025	110,745
Long-term borrowings	34,017	33,028	29,024	12,798	6,649
Shareholders' equity	22,454	19,821	15,045	11,950	8,925
Shares outstanding - basic	2,980	2,860	2,755	2,652	2,333
Ratios					
Return on average assets	0.75%	0.85%	0.63%	0.62%	0.92%
Return on average equity	11.88	12.80	10.83	10.59	13.50
Net interest spread	3.32	3.75	3.39	3.52	3.76
Total capital	8.59	8.32	8.25	7.41	7.88
Tier 1 capital	7.54	7.16	7.22	6.34	6.64
Leverage ratio	6.07	5.87	5.72	5.22	4.99
Average equity to average assets	6.34	6.63	5.79	5.87	6.80

Special Thanks



Jeanette Roshau is one of those people that cause me to be envious. She possesses one of the most creative, talented minds of any person I am privileged to be acquainted with. Jeanette is also one of those folks who is extremely loyal. She is always willing and works diligently and silently in the background, never seeking or wanting any type of public recognition. A job that is done to perfection is her most prized reward.

At the risk of severe punishment, it is my pleasure to let you in on a secret. For several years Jeanette has worked countless hours scheduling and taking beautiful pictures of our natural scenery and wonderful people as part of our annual report presentation. She has skillfully laid out the flow and written copy. The results of her labor have been outstanding and deserve notice.

Our local printer, graphic artist and photographer displayed the 2001 Appalachian Bancshares, Inc. annual report at a national convention and received special recognition for the layout, beauty and quality of work. Without Jeanette's creative vision, this recognition would not have been possible.

The entire team at Appalachian Bancshares, Inc. and now you as shareholders, customers and friends can join us in showing our appreciation for Jeanette's hard work and commitment to excellence. We are fortunate to have her on staff.

Sincerely,

Tracy Newton

Special thanks to the following friends and customers who contributed their time and talent to our 2002 Annual Report:

Jerry Angel, Sr.
Eddie Ash
Don Bailey
Carla Brannon
Keegan Brannon
Jeff Brookshire
Brent Burnette
Bobby Collins
Brew Collins
Lynn Collins
Eddie Crump
Kelsey Crump
Denise Hoek
Jonathan Hoek
Russell Hoek
Sarah Hoek
Darrell Jones
Mike McClure
Frank Mulkey
Carroll Page
Cindy Patterson
James "Bear" Patterson
Maggie Pierce
Lynda Rea
Bill Reece
Kent Reece
Dr. Raleigh Smith
Madison Sparshot
Jack Stanley
Terry Stewart
Sam West
Aidan Williams
Austin Williams
Baylee Williams
Keri Williams
Mike Williams
Danny Wilson
Benjamin Worley
Bill Yarbrough

Corporate Information

Corporate Headquarters
Appalachian Bancshares, Inc.
829 Industrial Boulevard
PO Box G
Ellijay, Georgia 30540-0001

Notice of 2002 Annual Meeting
The Annual Meeting of Shareholders of Appalachian Bancshares, Inc. will be held on Tuesday, May 27, 2003 at 10:00 am at the Corporate Headquarters, 829 Industrial Boulevard, Ellijay, Georgia 30540.

General Counsel
Smith, Gambrell & Russell, LLP
Atlanta, Georgia

Independent Auditors
Schauer, Taylor, Cox, Vise & Morgan, P.C.
Birmingham, Alabama

For Shareholder information contact
Appalachian Bancshares, Inc.
Attn: Alan May
829 Industrial Boulevard
Ellijay, Georgia 30540
(706) 276-8000

Board of Directors

J. Ronald Knight, President/Co-owner,
Twin City Motors, Inc., Chairman

Tracy R. Newton, Appalachian Bancshares, Inc.
Appalachian Community Bank, Inc., President & CEO

Alan S. Dover, President/Owner
A. S. Dover Properties, Inc.
A. S. Dover Concrete, Inc.

Charles A. Edmondson, Agent, State Farm Insurance

Roger E. Futch, Executive Vice President/COO
ETC Communications, Inc.

Joseph C. Hensley, Vice President,
A. S. Dover Properties, Inc.

Frank E. Jones, Minister, Ellijay Church of Christ

P. Joe Sisson, President/CEO, Sisson & Company

Kenneth D. Warren, President/Owner,
Warren's Auto Sales, Inc.

Officers

Tracy R. Newton, President & CEO
Alan R. May, Executive Vice President & CFO
Virginia C. Cochran , Senior Vice President
Darren M. Cantlay, Vice President & Controller

Bank Locations

Gilmer County Bank Main Office
829 Industrial Blvd.
Ellijay, Georgia 30540
(706)276-8000

Gilmer County Bank Express Office
Hwy. 515 & Craig Street
East Ellijay, Georgia 30539
(706)276-8016

Appalachian Community Bank of Blue Ridge
Hwy. 515 & Scenic Drive
Blue Ridge, Georgia 30513
(707)258-4000

Appalachian Community Bank of Blairsville
236 Hwy. 515
Blairsville, Georgia 30512
(706)745-5571


Quicke